Dodie Kent
                                                     Vice President and Counsel
                                                     212-314-3970
                                                     Fax:  212-707-1791
                                                     MONY Life Insurance Company
                                                     1290 Avenue of the Americas
                                                     New York, New York 10104

March 13, 2006


Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:   MONY Variable Account L
               Registration No. 333-40554
               Initial Registration Statement on Form S-6 filed June 30, 2000, accession number 0000950123-00-006254 and declared effective November 12, 2002;
               Post-Effective Amendment No. 1 on Form N-6 filed March 3, 2003, accession number 0000950109-03-000999;
               Post-Effective Amendment No. 2 on Form N-6 filed May 1, 2003, accession number 0000950109-03-002612;
               Post-Effective Amendment No. 3 on Form N-6 filed May 3, 2004, accession number 0001193125-04-076750.


Commissioners:

MONY Life Insurance Company ("MONY") pursuant to Rule 477 under the Securities Act of 1933 requests the withdrawal of its initial Registration Statement, and any and all amendments thereto, filed on Form S-6 or Form N-6.

No securities were sold and no securities plan to be sold in connection with this offering.

Please contact the undersigned if there are any questions in connection with this matter.

Very truly yours,



/s/ Dodie Kent